UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1 )*
Tarena International, Inc.
(Name of Issuer)

Class B ordinary shares
(Title of Class of Securities)

876108101[1]
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☑Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This CUSIP number applies to the Issuer’s ADSs.

CUSIP No.	876108101
1.	Names of Reporting Persons IDG Technology Venture Investments, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,679,647 Class B ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,679,647 Class B ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,647 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investments, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

CUSIP No.	876108101
1.	Names of Reporting Persons IDG Technology Venture Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,679,647 Class B ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,679,647 Class B ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,679,647 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investments, L.P. By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

CUSIP No.	876108101
1.	Names of Reporting Persons IDG Technology Venture Investment III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,689,190 Class B ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,689,190 Class B ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,190 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) By virtue of being the general partner of the Reporting Person and the persons controlling such general partner, IDG Technology Venture Investment III, LLC, Chi Sing Ho and Quan Zhou acting together may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

CUSIP No.	876108101
1.	Names of Reporting Persons IDG Technology Venture Investment III, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 1,689,190 Class B ordinary shares (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,689,190 Class B ordinary shares (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,689,190 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 3.2%(2)
12.	Type of Reporting Person (See Instructions) PN

(1) The record owner of these securities is IDG Technology Venture Investment III, L.P. By virtue of being the general partner of such record owner, the Reporting Person may also be deemed to have sole voting and dispositive power with respect to these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

CUSIP No.	876108101
1.	Names of Reporting Persons Quan Zhou
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,368,837 Class B ordinary shares(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,368,837 Class B ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,368,837 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 1,679,647 Class B ordinary shares of which the record owner is IDG Technology Venture Investments, L.P. and 1,689,190 Class B ordinary shares of which the record owner is IDG Technology Venture Investment III, L.P. The general partner of IDG Technology Venture Investments, L.P. is IDG Technology Venture Investments, LLC of which the Reporting Person and Chi Sing Ho are managing members. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC of which the Reporting Person and Chi Sing Ho are managing members. By virtue of acting together with Chi Sing Ho to direct the management and operations of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investments, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

CUSIP No.	876108101
1.	Names of Reporting Persons Chi Sing Ho
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,368,837 Class B ordinary shares (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,368,837 Class B ordinary shares (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,368,837 Class B ordinary shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.4%(2)
12.	Type of Reporting Person (See Instructions) IN

(1) Including 1,679,647 Class B ordinary shares of which the record owner is IDG Technology Venture Investments, L.P. and 1,689,190 Class B ordinary shares of which the record owner is IDG Technology Venture Investment III, L.P. The general partner of IDG Technology Venture Investments, L.P. is IDG Technology Venture Investments, LLC of which the Reporting Person and Chi Sing Ho are managing members. The general partner of IDG Technology Venture Investment III, L.P. is IDG Technology Venture Investment III, LLC of which the Reporting Person and Quan Zhou are managing members. By virtue of acting together with Quan Zhou to direct the management and operations of IDG Technology Venture Investment III, LLC and IDG Technology Venture Investments, LLC, the Reporting Person may be deemed to have shared voting and dispositive power with respect to all these securities.

(2) Based upon 52,445,782 ordinary shares as of December 31, 2014, as reported in the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2014 filed on April 15, 2015.

Item 1(a). Name of Issuer

Tarena International, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices

Suite 10017, Building E,

Zhongkun Plaza, A18 Bei San Huan West Road,

Haidian District, Beijing 100098

People’s Republic of China

Item 2(a). Name of Persons Filing

1.	IDG Technology Venture Investments, L.P.

2.	IDG Technology Venture Investments, LLC

3.	IDG Technology Venture Investment III, L.P.

4.	IDG Technology Venture Investment III, LLC

5.	Quan Zhou

6.	Chi Sing Ho

The above persons have agreed that this statement may be filed by IDG Technology Venture Investments, L.P. (“IDG Investments LP”) and IDG Technology Venture Investment III, L.P. (“IDG Investment III LP”) on behalf of all of them jointly pursuant to Rule 13d-1(k). A copy of such agreement is attached as an exhibit to this statement.

Each of IDG Investments, LP and IDG Investment III, LP is a limited partnership organized under the laws of the State of Delaware. The general partner of IDG Investments LP is IDG Technology Venture Investments, LLC (“IDG Investment III LLC”), a limited liability partnership organized under the laws of the State of Delaware. The general partner of IDG Investment III LP is IDG Technology Venture Investment III, LLC (“IDG Investment III LLC”), a limited liability partnership organized under the laws of the State of Delaware. The managing members of each of IDG Investments LLC and IDG Investment III LLC are Chi Sing Ho and Quan Zhou.

Item 2(b). Address of Principal Business Office or, If None, Residence

For all reporting persons:

c/o IDG Capital Management (HK) Limited

Unit 5505, The Center

99 Queen’s Road Central

Hong Kong

Item 2(c). Citizenship

Quan Zhou is a citizen of the United States of America. Chi Sing Ho is a citizen of Canada. Each of IDG Investments LP, IDG Investments LLC, IDG Investment III LP and IDG Investment III LLC is organized under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities

Class B ordinary shares of a par value of US$0.001 each (“Class B ordinary shares”).

Item 2(e). CUSIP Number

876108101 (ADSs)

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d–1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d–1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d–1(b)(1)(ii)(J), please specify the type of institution: ____.

Item 4. Ownership.

The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

N/A.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

N/A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A.

Item 8. Identification and Classification of Members of the Group.

N/A.

Item 9. Notice of Dissolution of Group.

N/A.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2016

IDG Technology Venture Investments L.P. By: IDG Technology Venture Investments LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG Technology Venture Investment III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

Joint Filing Agreement

We, the undersigned, hereby agree that the Statement on Schedule 13G in connection with the securities of Tarena International, Inc. to which this Agreement is an Exhibit, and any amendment thereafter signed by each of the undersigned, may be filed by IDG Technology Venture Investments L.P. and IDG Technology Venture Investment III L.P. on behalf of each of the undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 1, 2016

IDG TECHNOLOGY VENTURE INVESTMENTS L.P. By: IDG Technology Venture Investments LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENTS LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III L.P. By: IDG Technology Venture Investment III LLC, its General Partner
By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

IDG TECHNOLOGY VENTURE INVESTMENT III LLC

By:	/s/ Quan ZHOU
Name: Quan ZHOU
Title: Authorized Signatory

quan zhou

By:	/s/ Quan ZHOU

CHI SING HO

By:	/s/ Chi Sing Ho